Exhibit 99.1

Baijiayun Group Ltd Announces Receipt of Nasdaq Delisting Notification Regarding

Minimum Bid Price Deficiency

BEIJING, China, March 21, 2025 — Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a one-stop AI video solution provider, today announced that it had received a written notification (the “Notice”) from the Listing Qualifications (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on March 14, 2025, indicating that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”), as the Company’s closing bid price for its Class A ordinary shares, par value US$0.0001 per share (the “Class A ordinary shares”), was below $1.00 per share for the prior thirty (30) consecutive business days. Pursuant to the Notice, normally, a company would be afforded a 180-calendar day period to demonstrate compliance with the Minimum Bid Price Requirement. However, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Nasdaq Rule 5810(c)(3)(A) due to the fact that the Company has effected a reverse stock split over the prior one-year period. As a result, the Staff determined to delist the Company’s securities from the Nasdaq Global Market, unless the Company requests an appeal of the Staff’s determination to a Hearings Panel (the “Panel”) by March 21, 2025, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series.

The Company has requested a hearing before the Panel to appeal the Notice and to address compliance with the Minimum Bid Price Requirement, which hearing date has been set as April 24, 2025. While the appeal process is pending, the suspension of trading of the Class A ordinary shares will be stayed and the Class A ordinary shares will continue to trade on the Nasdaq Global Market until the hearing process concludes and the Panel issues a written decision. The Company will evaluate available options to regain compliance with the aforementioned rule. However, there are no assurances that the Company will be able to regain or maintain compliance with the Minimum Bid Price Requirement or any other Nasdaq listing standards, that Nasdaq will grant the Company any extension of time to regain compliance with the Minimum Bid Price Requirement, or that any such appeal to the Panel will be successful, as applicable.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions, including those related to future compliance with the Minimum Bid Price Requirement, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are not historical facts and are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict, many of which are beyond the Company’s control, including, among other things, the risks related to the Company’s ability to regain and maintain compliance with Nasdaq listing standards, the Company’s ability to obtain any compliance period, the Company’s ability to take actions that may be required for its continued listing on Nasdaq, and other risks that may be included in the periodic reports and other filings that the Company files from time to time with the SEC. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this press release, except as required by applicable law.

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries. For more information, please visit www.baijiayun.com.

For investor and media enquiries, please contact:

Ms. Fangfei Liu
Chief Financial Officer, Baijiayun Group Ltd
Phone: +86 25 8222 1596
Email: ir@baijiayun.com